

July 15, 2011

Via E-mail
Christopher D. Myers
President and Chief Executive Officer
CVB Financial Corp.
701 N. Haven Avenue, Suite 350
Ontario, California 91764

Re: CVB Financial Corp.
Form 10-K for the Fiscal Year Ended December 31, 2010
Filed March 1, 2011
Form 10-Q for the Fiscal Quarter Ended March 31, 2011
Filed May 10, 2011
File No. 0-10140

Dear Mr. Myers:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. Where we have requested changes in future filings, please include a draft of your proposed disclosures that clearly identifies new or revised disclosures. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2010

Management's Discussion and Analysis of Financial Condition and Results of Operations
Loans, page 52

1.   We note your disclosure on page 57 of the December 31, 2010 Form 10-K and page 54 of the March 31, 2011 Form 10-Q that loans which were restructured in a troubled debt restructuring (TDR) were $86.2 million and $38.4 million at December 31, 2010 and March 31, 2011, respectively. Please tell us the amount of modified loans at each of

these period ends that were not classified and accounted for as troubled debt restructurings and the underlying reasons to support your classification.

2. Please provide us with the following as it relates to your troubled debt restructurings (TDRs) and provide similarly enhanced disclosure in all future filings:

    • a discussion and quantification of the concessions made on TDRs (e.g., reduction in interest rate, payment extensions, forgiveness of principal, etc);

    • a discussion and quantification of the success rates with the different types of concessions;

    • a discussion of the specific factors considered at the time a loan is restructured to determine whether the loan should accrue interest; and

    • the amount of charge-offs associated with TDRs during each of the periods presented in your December 31, 2010 Form 10-K and March 31, 2011 Form 10-Q;

    • the valuation allowance associated with these TDRs at each period end presented in your December 31, 2010 Form 10-K and March 31, 2011 Form 10-Q.

3. Please tell us and consider revising your future filings to disclose whether you have performed any commercial real estate (CRE) or other type of loan workouts whereby an existing loan was restructured into multiple new loans (i.e., A Note/B Note structure). To the extent that you have performed these types of workouts, please provide us with and revise your future filings to disclose the following:

    • Quantify the amount of loans that have been restructured using this type of workout strategy in each period presented.

    • Discuss the benefits of this workout strategy, including the impact on interest income and credit classification.

    • Discuss the general terms of the new loans and how the A note and B note differ; particularly whether the A note is underwritten in accordance with your customary underwriting standards and at current market rates.

    • Clarify whether the B note is immediately charged-off upon restructuring.

    • Describe your nonaccrual policies at the time of modification and subsequent to the modification. Specifically disclose whether you consider the total amount contractually due in your non-accrual evaluation and how you consider the borrower's payment performance prior to the modification.

- Confirm that the A note is classified as a troubled debt restructuring and explain your policy for removing such loans from troubled debt restructuring classification.

4. Please tell us, and consider revising future filings to disclose, whether you have noticed an increase in any loan categories such as commercial loans or any other applicable loans, such as construction loans, that have been extended at maturity for which you have not considered the loans to be impaired due to the existence of guarantees. If so, please provide us with the following information and consider enhancing your disclosure in future filings accordingly:

- The types of extensions being made, whether loan terms are being adjusted from the original terms, and whether you consider these types of loans as collateral-dependent;

- To the extent you extend commercial loans at or near maturity at the existing loan rate due to the existence of a guarantee, tell us how you consider whether it is a troubled debt restructuring;

- In detail, how you evaluate the financial wherewithal of the guarantor, addressing the type of financial information reviewed, how current and objective the information reviewed is, and how often the review is performed;

- How you evaluate the guarantor's reputation and willingness to work with you and how this translates into your determination of the ultimate provision or charge-off recorded;

- How many times you have sought performance under the guarantee discussing the extent of the successes. As part of your response, discuss the decision making process you go through in deciding whether to pursue the guarantor and whether there are circumstances you would not seek to enforce the guarantee;

- Quantify the dollar amount of commercial loans in which your carrying value is in excess of the appraised value but not considered impaired due to the existence of guarantees; and

- When the impaired loan is carried at a value that is in excess of the appraised value due to the guarantee from the borrower, address in detail how you evaluate and determine the realizable value of the borrower guarantee. Specifically discuss the extent of your willingness to enforce the guarantee.

5. We note your disclosure on page 57 that the increase in non-performing loans from December 31, 2009 to December 31, 2010 was primarily attributable to your largest borrowing relationship and other commercial real estate and commercial construction loans. We also note your disclosure on pages 35 and 54 of the March 31, 2011 Form 10-Q that you sold six of seven notes previously held in connection with the aforementioned

borrowing relationship. Given the fact that almost all of the loans associated with this lending relationship were sold in the first quarter of 2011, we understand that enhanced disclosures related to this borrowing relationship may not be necessary in future filings. However, in future filings, to the extent that a few lending relationships make up the majority of your non-performing loans, please enhance your disclosure to include the following:

- General information about the borrower (e.g., residential land developer, commercial business, etc);

- Type of collateral securing the loan;

- Amount of total credit exposure;

- Amount of allowance associated with the lending relationship;

- Quantification of any charge-offs associated with the lending relationship; and

- Any special circumstances surrounding the loan (e.g., out-of-market, loan participation, etc)

Changes in Internal Control over Financial Reporting, page 77

6.   In future filings, please place your disclosure regarding Disclosure Control and Procedures under Item 9A and under a separate subheading.

Form 10-Q for the Fiscal Quarter Ended March 31, 2011

Financial Statements
Consolidated Balance Sheets, page 4

7.   We note your disclosure relating to your FDIC-assisted transaction with San Joaquin Bank ("SJB"). Please revise your future filings beginning with your Form 10-Q for the period ended June 30, 2011 to:

- distinguish between covered loans and non-covered loans on your balance sheet; and

- clearly state your accounting policies for determining your allowance for loan losses on covered loans acquired from SJB. Please refer to SAB Topic 11N.

Summary of Significant Accounting Policies
Note 4. Allowance for Credit Losses and Other Real Estate Owned (Non-Covered Loans), page 20

8.   Please provide us with, and revise future filings to describe, the risk characteristics of each loan portfolio segment. Refer to 310-10-50-11B(a)(2) for guidance.

9.   Please tell us, and revise future filings to describe, your policy for charging off uncollectible financing receivables by loan portfolio segment. Refer to ASC 310-10-50-11B(b) for guidance

10.   Please provide us with, and revise future filings to quantify, the amount of any purchases, sales or reclassifications to held for sale. Refer to ASC 310-10-50-11B(e) and (f)) for guidance.

11.   Please tell us, and revise future filings to describe, your policy for placing receivables on nonaccrual status *by* class *of financing receivable*. Refer to ASC 310-10-50-6(a)) for guidance. In the event your methodology is consistently applied across all classes of financing receivables, please revise future filing disclosure accordingly.

12.   Please tell us, and revise future filing accounting policy disclosures to disclose, your policy for determining past due or delinquency status. Refer to ASC 310-10-50-6(e)) for guidance.

13.   Please tell us, and revise future filings to explicitly disclose, the date or range of dates for which your loan risk rankings were updated. Refer to ASC 310-10-50-29(c) for guidance.

14.   Please tell us, and revise future filings to discuss, the factors you consider in determining that you will be unable to collect all principal and interest payments due in accordance with the contractual terms of the loan agreement. Refer to ASC 310-10-50-15(e) for guidance.

15.   Please tell us, and revise future filings to disclose, the amount of interest income recognized using a cash-basis method, if practicable (310-10-50-15(c)(3) ; 310-10-55-10 for guidance.

16.   Please tell us, and revise future filings to disclose, the amount of interest income that represents the change in present value attributable to the passage of time or disclose that you recognize this amount as bad-debt expense. Refer to ASC 310-10-50-19 for guidance.

17.   We note your disclosure on page 29 that non-covered impaired loans and OREO are
        generally measured using the fair value of the underlying collateral, which is determined
        based on the most recent appraisal information received, less costs to sell and that these
        appraisal values may be adjusted based on factors such as the changes in market
        conditions from the time of valuation or discounted cash flows of the property. We also
        note your disclosure beginning 27 that the majority of your non-accrual loans have
        already been written down to their net realizable value and that approximately $113.3
        million, or 94.3% of your non-covered impaired loans had no related allowance at March
        31, 2011. Please provide us with the following information and revise your future filings
        accordingly:

    • The amount and / or percentage of loans that were considered collateral dependent;

    • The amount of impaired loans measured using: (1) present value of expected future
      cash flows discounted at the loan's effective interest rate; (2) the loan's observable
      market price; or (3) the fair value of the collateral, if the loan is collateral dependent;

    • As it relates to collateral dependent loans, a comprehensive discussion of the methods
      used to estimate the fair value. When describing the appraisal process, please address
      how often you obtain updated appraisals for your collateral and in the event you use
      automated valuation methodologies, explain the procedures you perform to validate
      the results of these valuation methodologies in the event they are not based on current
      appraisal data;

    • The approximate amount or percentage of impaired loans for which the Company
      relied on current third party appraisals of the collateral to assist in measuring
      impairment versus those for which current appraisals were not available (please
      define "current");

    • The typical timing surrounding the recognition of a collateral dependent loan as
      nonperforming, when you order and receive an appraisal, and the subsequent
      recognition of any provision or related charge-off. In this regard, tell us if there have
      been any significant time lapses during this process;

    • In more detail, the procedures you perform to monitor these loans between the receipt
      of an original appraisal and the updated appraisal;

    • Whether you have charged-off an amount different from what was determined to be
      the fair value of the collateral as presented in the appraisal for any period presented.
      If so, please tell us the amount of the difference and corresponding reasons for the
      difference, as applicable;

    • How you account for any partially charged-off loans subsequent to receiving an
      updated appraisal. In this regard, specifically tell us your policies regarding whether

or not these loans return to performing or remain in a non-performing status, in addition to whether or not any of the terms of the original loans have been modified (e.g. loan extension, changes to interest rates, etc);

- In the event that you do not use external appraisals to fair value the underlying collateral for impaired loans or in cases where the appraisal has not been updated to reflect current market conditions, please provide us with a comprehensive response which discusses your process and procedures for estimating the fair value of the collateral for these loans; and

- For those loans where you determined that no specific valuation allowance was necessary, the substantive reasons to support this conclusion.

In the event these policies vary by loan type, please consider providing disaggregated disclosures to explain your policy for measuring impairment. In addition, please provide similarly enhanced disclosure in your fair value footnote as it relates to these assets that are measured at fair value on a nonrecurring basis.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Loans, page 49

18.   Please provide us with, and revise future filings to include, an enhanced discussion of your underwriting policies and procedures for the major loan products in each lending category. Discuss lending requirements such as credit requirements and documentation requirements.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing;
- the company may not asset staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Benjamin Phippen, Staff Accountant, at (202) 551-3697 or Amit Pande Accounting Branch Chief, at (202) 551-3423 if you have questions regarding comments relating to the financial statements and related matters. Please contact Gregory Dundas, Attorney-Advisor, at (202) 551-3436 or me at (202) 551-3698 with any other questions.

Sincerely,

/s/ Mark Webb

Mark Webb
Legal Branch Chief